Mail Stop 4631
                                                               August 10, 2020


    Shy Datika
    President
    INX Limited
    Unit 1.02, 1st Floor 6 Bayside Road
    Gibraltar, GX11 1AA

           Re:      INX Limited
                    Amendment No. 9 to Registration Statement on Form F-1 Filed August 3, 2020
                    File No. 333-233363

    Dear Mr. Datika:

          We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    General

    1. Please revise to provide your cumulative Adjusted Operating Cash Flow as of March 31,
           2020 consistent with your commitment to publicly disclose this calculation within 60 days of each quarter.

    2.     We note your new disclosure that you will accept USD Coin (   USDC
) prior to reaching
           your minimum offering amount, subject to your ability to convert USDC to USD on a 1:1 basis within one business day, and that USDC will be returned to subscribers in the event that you do not meet the minimum offering requirement within one year. Accordingly, please:

                   Disclose the costs of converting between USD and USDC, and identify the party responsible for bearing such costs.
 Shy Datika
INX Limited
August 10, 2020
Page 2

             We note that your Escrow Agreement does not address the conversion of USD to
           USDC for subscribers who submitted payment in USDC where a closing of INX
           Tokens does not occur on or before the Termination Time. Instead
Section 2(a)
           requires the Escrow Agent to return the funds held in the escrow directly to the subscriber by wire transfer. Please revise your disclosure and the Escrow Agreement to clarify how and by whom the funds will be converted and remitted to subscribers using USDC.

             Disclose the source of funds that you will use to return escrowed funds to subscribers if you are unable to convert USD to USDC on a 1:1 basis, and clarify the impact on subscribers if this source of funds is insufficient. We note your risk factor disclosure that changes in the exchange ratio may subject the company to exchange rate risk with regard to potential reimbursements.

             Disclose the type of consideration that you will return to subscribers submitting
           USDC in the event that you are unable to secure sufficient USDC, for example if
           USDC is discontinued.

             Clarify how a fork in USDC during the period the funds are in escrow, and/or
           Downtime for USDC during the period that you would attempt to return such funds to subscribers, may impede your ability to return USDC to subscribers, promptly or at all.

Prospectus Cover Page

3. Please complete the information in the table showing net proceeds to the company before expenses.

Prospectus Summary

Our Development Plan

INX Digital Trading Platform, page 8

4. We note your disclosure that you will commence operations of the INX Digital trading
       platform    twelve months after reaching the minimum offering amount of
$7,500,000,
       and disclosure following the Use of Proceeds table on page 39 stating that $7.5 million of
       proceeds will be    sufficient to operate up to commencement of the
launch    of the
       platform. However, we also note your July 2020 test-the-waters presentation estimated
       this platform   s launch and revenue generation therefrom in or about Q4
2020. Please
       explain or reconcile these apparent inconsistencies. Please further revise to clarify the number of states INX Digital will be qualified to operate in at the time of its launch.
 Shy Datika
INX Limited
August 10, 2020
Page 3

Business

Material Agreements

Material Service Agreements

Mr. Paz Diamant, page 68

5.     Please disclose Mr. Diamant   s monthly salary beginning two months
following the
       effectiveness of this offering converted into USD.

Tokens Eligible for Future Sale

Lock-up Agreements, page 112

6. We note your Form of Lock-up Agreement attached at Ex. 10.39 appears to contain only the terms applicable to your officers, directors and holders of 5% or more of your outstanding INX Tokens or ordinary shares, as described on page 112. It refers to a two-
       year lockup and includes a provision whereby half of all tokens subject to lock-up are released midway through the lockup period. The agreement does not refer to the six month lockup period to which all other INX Token holders are subject. Please revise or advise to address these apparent discrepancies.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim,
Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, Pamela A. Long at (202) 551-3765 with any other questions.


                                                           Sincerely,



                                                           Division of
Corporation Finance
                                                           Office of Finance